Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION OF FARFETCH LIMITED

On August 2, 2019, Farfetch Italia, a wholly owned subsidiary of Farfetch Limited (together with its subsidiaries, “Farfetch”) signed a sale and purchase agreement for the acquisition of 100% of the outstanding shares of New Guards Group Holding S.p.A., a joint stock company (societa per azioni) incorporated under the laws of Italy (together with its consolidated subsidiaries, the “NGG Group”) (the “New Guards Group Acquisition”), and took control of the NGG Group on the same date.

The following unaudited pro forma condensed combined financial information of Farfetch presents the unaudited pro forma condensed combined statement of operations of Farfetch for the year ended December 31, 2019.

The unaudited pro forma condensed combined statement of operations for Farfetch and the NGG Group for the year ended December 31, 2019 combines the consolidated statement of operations data for Farfetch for the fiscal year ended December 31, 2019 and the consolidated statement of profit or loss data for the NGG Group from January 1, 2019 through July 31, 2019 and gives effect to the New Guards Group Acquisition as if it had occurred as of January 1, 2019, the first day of the fiscal year ended December 31, 2019. Farfetch took control of the NGG Group on August 2, 2019, and Farfetch has determined the gap between July 31, 2019 and August 2, 2019 to be immaterial for purposes of this pro forma financial information presentation.

The historical financial information has been adjusted to give effect to pro forma adjustments that are (i) directly attributable to the New Guards Group Acquisition, (ii) factually supportable, and (iii) with respect to the unaudited pro forma condensed combined statement of operations, expected to have a continuing impact on the entity’s results. The unaudited pro forma condensed combined financial information is based upon the historical consolidated financial information of Farfetch and NGG Group, after giving effect to the New Guards Group Acquisition for the period indicated. The unaudited pro forma combined financial information should be read in conjunction with Farfetch’s audited consolidated financial statements included in Farfetch’s Annual Report on Form 20-F for the year ended December 31, 2019 filed with the U.S. Securities and Exchange Commission on March 11, 2020 and the NGG Group financial statements presented in this Report on Form 6-K.

The unaudited pro forma condensed combined statement of operations has not removed the cost of any integration activities or benefits from the merger that occurred after August 2, 2019. The unaudited pro forma condensed combined statement of operations does not reflect potential synergies that may be generated in future periods.

The unaudited pro forma condensed combined financial information is presented for informational purposes only and does not purport to represent what the results of operations would have been had the New Guards Group Acquisition occurred on the date indicated, nor does it purport to project the results of operations of the consolidated company for any future period or as of any future date. The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting under IFRS for the NGG Group. The acquisition method of accounting is dependent upon certain preliminary valuations. Accordingly, the pro forma adjustments contained herein are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between these preliminary estimates and the final acquisition accounting may occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial information and the combined company’s future results of operations.

Farfetch Limited

Unaudited Pro Forma Condensed Combined Statement of Operations

For the year ended December 31, 2019

	For the Year Ended December 31, 2019 Historical Farfetch	For the Seven Months Ended July 31, 2019 Reclassified and Retranslated NGG (Note 1 and 2)	Pro Forma Adjustments (Notes 3 and 4)	Total Pro Forma Combined
	(in thousands, except share and per share amounts)
Revenue	$1,021,037	$260,961	$0	$1,281,998
Cost of revenue	(561,191)	(135,289)	0	(696,480)
Gross profit	459,846	125,672	0	585,518
Selling, general & administrative expenses	(869,609)	(39,829)	(69,930)	(979,368)
Gains on items held at fair value	21,721	—	0	21,721
Share of profits of associates	366	95	0	461
Operating (loss)/income	(387,676)	85,938	(69,930)	(371,668)
Finance income	34,382	35	0	34,417
Finance costs	(19,232)	(422)	0	(19,654)
(Loss)/profit before tax	(372,526)	85,551	(69,930)	(356,905)
Income tax (expense)/benefit	(1,162)	(25,371)	17,898	(8,635)

(Loss)/profit after tax	$(373,688)	$60,180	$(52,032)	$(365,540)
(Loss)/Profit attributable to:
Equity holders of the parent	(385,297)	45,372	(50,096)	(390,021)
Non-controlling interests	11,609	14,808	(1,936)	24,481
(Loss)/earnings per share attributable to owners of the parent
Basic and diluted	(1.21)			(1.16)
Weighted-average shares outstanding

Basic and diluted	318,843,239		17,954,592	336,797,831

Description of Acquisition

In August 2019, we completed the acquisition of 100% of the outstanding shares of the NGG Group, for the aggregate consideration of $704.1 million. The consideration was split between cash and Farfetch shares. Net of $102.8 million of acquired cash, total consideration included $256.1 million of cash consideration and 27.5 million Class A Ordinary Shares with a value of $345.2 million based on the Farfetch share price at the acquisition date. Purchase price allocations are expected to be completed in the first half of 2020, following customary adjustments.

1.	Basis of Presentation

The New Guards Group Acquisition is accounted for as a business combination by Farfetch using the acquisition method of accounting under International Financial Reporting Standard 3: Business Combinations. Under the acquisition method of accounting, the total estimated purchase price of an acquisition is allocated to the net tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. Such valuations are based on available information and certain assumptions that management believes are reasonable. The preliminary allocation of the estimated purchase price to the net tangible and intangible assets acquired and liabilities assumed is based on various preliminary estimates. Accordingly, the pro forma adjustments are preliminary and have been included for the purpose of presenting this unaudited pro forma condensed combined financial information. Purchase price allocations are expected to be completed in the first half of 2020, following customary adjustments. Differences between these preliminary estimates and the final acquisition accounting may occur and these differences could be material. The differences, if any, could have a material impact on the unaudited pro forma condensed combined financial information presented herein and Farfetch’s future results of operations.

Farfetch management performed a review of the NGG Group’s accounting policies for the purpose of identifying any material differences in significant accounting policies and any accounting adjustments that would be required in connection with adopting uniform policies. Management is not aware of any differences in the accounting policies that could result in material adjustments to the unaudited pro forma condensed combined financial information of Farfetch as a result of conforming the accounting policies except for the presentation of certain financial statement line items as discussed below.

The unaudited pro forma condensed combined financial information is presented for informational purposes only and does not purport to represent what our results of operations would have been had the New Guards Group Acquisition occurred on the date indicated, nor does it purport to project our results of operations for any future period or as of any future date.

2.	Reclassifications and Currency Translations – Pro forma NGG Group for the seven months ended July 31, 2019

Certain reclassifications were made to the historical unaudited consolidated statement of profit or loss of the NGG Group to conform financial statement line item presentation to Farfetch’s presentation.

Historical NGG Group

The NGG Group historical unaudited statement of profit or loss for the seven months ended July 31, 2019 is presented as follows:

	For the One Month Ended January 31, 2019 Historical NGG	For the Three Months Ended April 30, 2019 Historical NGG	For the Three Months Ended July 31, 2019 Historical NGG	For the Seven Months Ended July 31, 2019 Historical NGG
	(in thousands)
Revenues from contracts with customers	€38,048	€63,462	€129,294	€230,804
Other income	12	158	245	415
Changes in inventories	(508)	10,374	1,840	11,706
Purchases of goods and consumable goods	(15,765)	(38,525)	(56,496)	(110,786)
Other operating expenses	(7,057)	(15,637)	(23,720)	(46,414)
Employee benefit expenses	(1,104)	(3,176)	(3,807)	(8,087)
Depreciation and amortization	(184)	(644)	(752)	(1,580)
Finance Income	1	5	1	7
Finance Cost	(23)	(73)	(81)	(177)
Foreign exchange gains and (losses), net	(3)	24	(194)	(173)
Share of profit in associates	36	23	25	84

Result before tax from continuing operations	€13,453	€15,991	€46,355	€75,799

Income taxes	(3,027)	(5,045)	(14,407)	(22,479)

Net result from continuing operations	€10,426	€10,946	€31,948	€53,320

Reclassifications to Historical NGG Group to conform with Farfetch presentation

The reclassifications identified include the following:

	For the Seven Months Ended July 31, 2019 Historical NGG	Reclassifications	For the Seven Months Ended July 31, 2019 Reclassified NGG
	(in thousands)
Revenue	€—	€231,219	€231,219
Revenues from contracts with customers	230,804	(230,804)	—
Other income	415	(415)	—
Cost of revenue	—	(119,871)	(119,871)
Changes in inventories	11,706	(11,706)	—
Purchases of goods and consumable goods	(110,786)	110,786	—
Gross profit	—	—	111,348
Selling, general and administrative expenses	—	(35,290)	(35,290)
Other operating expenses	(46,414)	46,414	—
Employee benefit expenses	(8,087)	8,087	—
Depreciation and amortization	(1,580)	1,580	—
(Losses)/gains on items held at fair value	—	—	—
Share of profits of associates	—	84	84
Operating profit	—	—	76,142
Finance income	7	24	31
Finance cost	(177)	(197)	(374)
Foreign exchange gains and (losses), net	(173)	173	—
Share of profit in associates	84	(84)	—
Loss before tax	—	75,799	75,799
RESULT BEFORE TAX FROM CONTINUING OPERATIONS	€75,799	€(75,799)	€—
Income tax expense	—	(22,479)	(22,479)
Income taxes	(22,479)	22,479	—
Loss after tax	—	53,320	53,320
NET RESULT FROM CONTINUING OPERATIONS	€53,320	€(53,320)	€—

Retranslations

Farfetch has used the following historical exchange rates to translate the NGG Group’s consolidated statement of profit or loss and calculate certain adjustments to the pro forma financial statements from Euros to U.S. dollars:

Average daily closing exchange rate for the seven months ended July 31, 2019:	EUR 1 / USD 1.12863

	For the Seven Months Ended July 31, 2019 Reclassified NGG	For the Seven Months Ended July 31, 2019 Reclassified and Retranslated NGG
	(in thousands)
Revenue	€231,219	$260,961
Cost of revenue	(119,871)	(135,289)
Gross profit	111,348	125,672
Selling, general & administrative expenses	(35,290)	(39,829)
(Losses)/gains on items held at fair value	0	0
Share of profits of associates	84	95

Operating profit	76,142	85,938
Finance income	31	35
Finance costs	(374)	(422)
Profit before tax	75,799	85,551
Income tax expense	(22,479)	(25,371)
(Loss)/profit after tax	€53,320	$60,180
(Loss)/Profit attributable to:
Equity holders of the parent	40,200	45,372
Non-controlling interests	€13,120	$14,808

3.	Pro forma Condensed Combined Statement of Operations Adjustments

(a)    Adjustment to selling, general and administrative expenses consists of the following:

Adjustment to include share-based payment expense of $7.9 million for shares awarded to certain NGG Group management team members in connection with the New Guards Group Acquisition assuming a grant date of January 1, 2019. The annual estimated share-based payment expense is $7.9 million for the seven months ended July 31, 2019.

(b)    Adjustment to selling, general and administrative expenses consists of the following:

For the Seven Months Ended July 31, 2019
(in thousands)
Amortization of intangible assets		$(64,151)

Adjustment represents the amortization of intangible assets associated with the respective step-up in the fair value of acquired identifiable intangible assets. For purposes of the pro forma, estimated amortization expense was recorded on a straight-line basis over the assumed range of 7 to 16 years useful life of the acquired intangible assets.

(c)    Adjustment to selling, general and administrative expenses consists of the following:

For the Twelve Months Ended December 31, 2019
(in thousands)
NGG related transaction costs	$2,086

Adjustment to remove the impact from profit and loss of the transaction costs incurred relating to the acquisition of the NGG Group.

(d)    Adjustment to income tax (expense)/ benefit consists of the following:

For the Seven Months Ended July 31, 2019
(in thousands)
Income tax benefit	$17,898

Adjustment to record the income tax impact of the amortization adjustment using an assumed statutory tax rate of 27.9% for the seven months ended July 31, 2019. The NGG Group related transaction costs pro forma adjustment noted above does not have a tax impact. These rates do not reflect Farfetch’s effective tax rate, which includes other items and may differ from the rates assumed for purposes of preparing this unaudited condensed combined pro forma financial information.

4.	Loss Per Share – Pro forma Combined for the year ended December 31, 2019

The unaudited pro forma condensed combined basic and diluted loss per share for the year ended December 31, 2019 are based on pro forma loss reflecting the adjustments discussed above divided by the basic and diluted pro forma weighted-average number of ordinary shares outstanding. Pro forma basic and diluted weighted-average ordinary shares outstanding for the year ended December 31, 2019 include an adjustment to reflect share issuances made in connection with the New Guards Group Acquisition as if those issuances had occurred on January 1, 2019. This pro forma adjustment resulted in an increase of 17,954,592 to historical basic and diluted weighted-average ordinary shares outstanding for the year ended December 31, 2019, at 318,843,239.

The unaudited pro forma basic and diluted loss per share are calculated as follows:

For the Year Ended December 31, 2019
(in thousands, except share and per share data)
Pro forma net loss	$(390,021)
Pro forma basic and diluted weighted-average ordinary shares outstanding	336,797,831

Pro forma basic and diluted loss per share	$(1.16)

Forward Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained herein that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including the factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 11, 2020 as such factors may be updated from time to time in our other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed herein are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made herein relate only to events or information as of the date on which the statements herein are made. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.